UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2022.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On December 15, 2020, 4.00 pm Mexico time, Freight Technologies, Inc. (the “Company”) held its Annual Meeting of Shareholders (the “Annual Meeting”). A total of 5,027,500 ordinary shares or 51.44% of the issued and outstanding ordinary shares constituting a quorum, were represented in person or by valid proxies at the Annual Meeting. The final results for each of the matters submitted to a vote of shareholders at the Annual Meeting, as set forth in the Proxy Statement, filed with the Securities and Exchange Commission on November 7, 2022, are as follows:

Proposal 1: The Company’s shareholders elected the following four nominees as directors, to serve until the next Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, by the following vote:

	NOMINEES	FOR	AGAINST	WITHHELD	BROKER NON-VOTE
1.	Javier Selgas	3,613,506	16,445	555	1,396,994
2.	Nicholas H. Adler	3,613,046	16,477	983	1,396,994
3.	William Samuels	3,614,023	15,500	983	1,396,994
4.	Marc Urbach	3,612,075	17,448	983	1,396,994

Proposal 2: The Company’s shareholders voted to ratify the appointment of UHY LLP as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2022 by the following vote:

FOR	AGAINST	ABSTAIN
4,994,987	29,195	3,318

Proposal 3: The Company’s shareholder voted to approve the Freight Technologies, Inc. 2022 Equity Incentive Plan

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,557,261	65,252	7,993	1,396,994

Proposal 4: The Company’s shareholders voted to ratify the compensation of our named executive officers by the following vote:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
3,619,515	9,584	1,407	1,396,994

Proposal 5: The Company’s shareholders voted to determine the frequency of future advisory votes on the compensation of our named executive officers by the following vote:

1 year	2 years	3 years	ABSTAIN
3,613,766	14,551	1,485	704

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2022	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer